June 30, 2025

Ori Gilboa
Chief Executive Officer and Director
SaverOne 2014 Ltd.
Em Hamoshavot Rd. 94
Petah Tikvah, Israel

       Re: SaverOne 2014 Ltd.
           Draft Registration Statement on Form F-1
           Submitted June 24, 2025
           CIK No. 0001894693
Dear Ori Gilboa:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Crispino at 202-551-3456 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   David Aboudi, Esq.